UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                CALIFORNIA BEACH RESTAURANTS, INC.
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                           4496246 10 S
                          (CUSIP Number)

               Alan Redhead, Chief Executive Officer
                 17383 Sunset Boulevard, Suite 140
                Pacific Palisades, California 90272

                          (310) 459-9676
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                                N\A
                   (Date of Event which Requires
                     Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
 following box   [X].

 Check the following box if a fee is being paid with the statement    [ ].
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
 CUSIP No. 4496246 10 S

 1       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person
               Eli Broad
               Social Security No. ###-##-####

 2       Check The Appropriate Box If A Member Of A Group*
               (a)  [ ]
               (b)  [X]

 _________________________________________________________________

 3       SEC USE ONLY

 _________________________________________________________________

 4       Source Of Funds*
               AF  -- See Item 3

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
               [ ]

 6       Citizenship Or Place Of Organization
               United States of America

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
               0

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
               228,345 Shares of Common Stock -- See Item 4

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
               228,345 Shares of Common Stock -- See Item 4

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
               0

 11      Aggregate Amount Beneficially Owned By Each Reporting Person
               228,345 Shares of Common Stock.

 12      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares*
               [ ]

 13      Percent Of Class Represented By Amount In Row (11)
               6.7%

 14      Type Of Reporting Person
               IN

 * See attached continuation page.

         This Amendment No. 3 relates to securities of the Company (defined below) held by Mr. Eli Broad. On October 30, 1995, the Company mandatorily redeemed $9,746 principal amount of its 9-3/4% Convertible Subordinated Notes held by Mr. Broad. In addition, (i) on May 1, 1995, 168,036 shares of Series A Convertible Preferred Stock owned by Mr. Broad were automatically converted into 164,800 shares of Common Stock and (ii) on October 30, 1995, $27,919 of 9-3/4% Convertible Subordinated Notes ("Notes") were automatically converted into 33,503 shares of Common Stock.

         This Amendment No. 3 amends and restates in its entirety the
 Schedule 13D dated April 27, 1990 filed by Mr. Broad, as amended. The exhibits filed with the original filing and Amendment No. 1 are incorporated herein by reference.

 Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of California Beach Restaurants, Inc. (the "Company"), formerly I.H.V. Corp. The Company's principal executive offices are located at 17383 Sunset Boulevard, Suite 140, Pacific Palisades, CA 90272.

 Item 2.  Identity and Background

         The person filing this statement is Mr. Eli Broad. His principal business address is 1999 Avenue of the Stars, Suite 3170, Los Angeles, California 90067. Mr. Broad's principal business occupation is Chairman of Sun America Inc. Mr. Broad is a United States citizen.

         Mr. Broad has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Broad has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration
         Mr. Broad has used personal funds to purchase the securities referenced in Item No. 4 below.

 Item 4.  Purpose of Transaction

         1. Pursuant to a Securities Purchase Agreement among the Company, Robert J. Morris, Richard S. Stevens, California Beach Capital, Inc., a California corporation ("CBC"), dated April 10, 1990, Mr. Broad and certain other purchasers set forth on the signature pages therein (collectively, the "Purchasers") (See Item 5), purchased 4,166,666 shares of Common Stock (pre-split) for $2,500,000 in cash, of which amounts Mr. Broad purchased 1,000,000 shares of Common Stock (pre-split) for $600,000 in cash.

         The purpose of the transaction was for Mr. Broad to take advantage of an attractive investment opportunity. Pursuant to the transaction, Mr. Broad obtained control of approximately 9.6% of the voting power of the Company and the right to elect with the other Purchasers two directors as described below.

         As a condition to the closing of the Securities Purchase Agreement, the Company, Mr. Morris, Mr. Stevens, CBC and the Purchasers entered into a Shareholders Agreement (the "1990 Shareholders Agreement") pursuant to which Mr. Morris, Mr. Stevens, CBC and the Purchasers agreed to vote its or his shares of Common Stock in a manner that would elect to the Board of Directors of the Company (the "Board") (i) two individuals designated by the Purchasers holding a majority of the Common Stock held by them (initially, J. Christopher Lewis and Robert Schultz), (ii) two individuals designated by CBC (initially, Messrs. Morris and Stevens) and
 (iii) one individual designated by the above elected Directors and approved by CBC and the Purchasers holding a majority of the shares of Common Stock held by them.

         2. Pursuant to a Securities Purchase Agreement among the Company, each Partnership and certain other purchasers, dated as of December 22, 1994 ("Securities Purchase Agreement"), Mr. Broad purchased 168,036 shares of Series A Convertible Preferred Stock of the Company for $137,334 in cash and $37,666 principal amount of 9-3/4% Convertible Subordinated Notes due October 31, 1995 ("Subordinated Notes") of the Company.

         Mr. Broad's purchase was part of a private financing which raised the funds necessary to implement the Company's restructuring of its bank debt, including associated costs, and other Company financial obligations. Certain existing shareholders, including Mr. Broad, as well as new investors and members of management of the Company participated in the private placement. Mr. Broad's purchase was part of a total investment of $1,600,000 by private investors, consisting of $817,290 of Preferred Stock and $782,710 of Subordinated Notes.

         Each share of Preferred Stock automatically converted into .980748 shares of Common Stock (or a total of 123,599 shares for Mr. Broad) on May 1, 1995, upon the filing of a Certificate of Amendment to the Articles of Incorporation of the Company, effecting a 33.286962 for one reverse stock split.

         The Company mandatorily redeemed from Mr. Broad $9,746 principal amount of Subordinated Notes on October 30, 1995.

         The unredeemed Subordinated Notes ($27,919) converted into Common Stock at the rate of one share for each $.83333 in principal amount of each Subordinated Note (or a total of 33,503 shares for Mr. Broad) on October 30, 1995.

         The Company currently has 3,400,975 shares of Common Stock outstanding, not including 600,000 shares reserved for the grant of options to management.

 Item 5.  Interest in Securities of the Issuer

         (a) Mr. Broad is currently the direct owner of 228,345 shares of Common Stock which represents approximately 6.7% of the currently outstanding Common Stock of the Company.

         (b) Mr. Broad shares the power to vote the shares of Common Stock held by it with respect to the election of directors as provided in the 1990 Shareholders Agreement discussed in Item 4 above and which is incorporated herein by reference.

         The names and addresses of the Purchasers with whom Mr. Broad shares voting rights with respect to the election of directors are set forth below:

               Sea Fair Partners
               300 South Grand Avenue, 29th Floor
               Los Angeles, California 90071

               Sand and Sea Partners
               300 South Grand Avenue, 29th Floor
               Los Angeles, California 90071

               Mr. J. Christopher Lewis
               300 South Grand Avenue, 29th Floor
               Los Angeles, California 90071

               W. R. Grace & Co.
               1114 Avenue of the Americas
               New York, New York 10036

               Cushman/Sea View Partners
               333 South Grand Avenue, Suite 4000
               Los Angeles, California 90071

               Cushman K/Sea View Partners
               333 South Grand Avenue, Suite 4000
               Los Angeles, California 90071

         (c) Mr. Broad is not engaged in any transactions in the capital stock of the Company.

         (d)   Not applicable.

         (e)   Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As discussed in Item 4 above, Mr. Broad is a party to the Securities Purchase Agreement and the 1990 Shareholder Agreement, all of which are incorporated herein by reference.

 Item 7.  Material to Be Filed as Exhibits

         Not applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date: February 13, 1996


/s/ Eli Broad